Exhibit 99.1
Qiao Xing Universal Telephone Announces Key Operating Data for the Second Quarter 2006, Planned Acquisition of Remaining 20% Equity Interest of Qiao Xing Mobile Communication, and Positive Sales Momentum for the Week-long National Day Holidays in China
     HUIZHOU, Guangdong, China, Oct. 31 /Xinhua-PRNewswire/—Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today Announces Key Operating Data for the Second Quarter 2006, Planned Acquisition of Remaining 20% Equity Interest of Qiao Xing Mobile Communication, and Positive Sales Momentum for the Week-long National Day Holidays in China.
     Operating Data
     Qiao Xing Universal Telephone’s sales and operating income increased 15.6% and 518% respectively in the second quarter versus the first quarter of 2006. The significant increase in operating income is primarily due to the lack of stock based compensation in the second quarter. Stripping out stock option grants, operating income increased 38% primarily on improved gross profit margins.

	1Q	2Q
All figures in millions of US dollars	2006	2006
Net sales	84.1	97.3
Cost of goods sold	70.8	78.8
Gross profit	13.3	18.5
Operating expenses other than share-based compensation	-3.9	-5.5
Share-based compensation	-7.3	—

Income from operations	2.1	13.0
     Acquisition
     In addition to the increase in operating performance, Qiao Xing Universal Telephone herein announces an acquisition from the minority shareholder the remaining 20% equity interest of Qiao Xing Mobile Communication, or QXMC, a British Virgin Islands company that holds a 93.4% interest in the Sino-foreign joint venture CEC Telecom, or CECT, for $43mn USD, to be paid partly in cash and partly in shares of Qiao Xing Universal Telephone. The valuation of QXMC was based on the implied valuations from the convertible debenture that was completed in June of this year. The acquisition is expected to be finalized no later than the end of December 2006, and the closing remains subject to customary closing conditions. Qiao Xing Universal Telephone arrived at the decision to make this acquisition based on the historical operating performance of CECT, and also the strategic consideration of converting QXMC into a 100% subsidiary to streamline the ownership structure of CECT.
     Positive Momentum
     Qiao Xing Universal Telephone would like to respond to reports circulated in the Chinese press surrounding performance leading up to the October 1 Chinese National Day by confirming that, up to October 1, CECT has received orders from distributors for about USD85mn for its recently-launched “A1000” and “IP1000” series of mobile phones.
     According to a recent Sino Report, CECT’s market share is tenth among all mobile phone brands and fourth among local brands in China. Despite relatively higher selling prices than most local brands, Qiao Xing Universal Telephone believes that this upward momentum of market share ranking is driven in part by the flexibility to offer differentiated products.

     Other Updates
     A financing solution reached with DKR Management via an issuance of $24mn USD in stock and 26mn USD in a convertible provided Funds for the acquisition of the 20% minority interest in QXMC. Terms were finalized on September 18th, and consist of 2 million shares placed at $12 and a CB with a conversion price of $14.30.
     In accordance with Nasdaq listing rules, a consolidated income statement for the first half of 2006 and an interim balance sheet shall be filed by December 31, 2006.
     Forward-looking statements
     This press release may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements present management’s expectations, beliefs, plans and objectives regarding future financial performance, and assumptions or judgments concerning such performance. Any discussions contained in this press release, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those addressed in the forward-looking statements. Such factors are detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and subsequent reports filed with the Securities and Exchange Commission.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to $356 million in 2005. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728’, and a model of multi-media PDA phone that enjoys 1000 hours stand by time, the ‘A1000’. The Company has established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING has launched more than 120 models of mobile phones and has established more than 250 wholesales outlets and more than 350 after sales service centres in 31 provinces and municipalities. In indoor business area, XING currently distributes over 300 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. For its indoor phone segment, the Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
          For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone,Inc
Tel: +86-752-282-0268
Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.